SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. __)*

KeyStar Corp.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

49338Y105
(CUSIP Number)

ZenSports, Inc. 78 SW 7th Street, Suite 800 Miami, Florida 33130 (415) 572-5334
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l (g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons ZenSports, Inc.

2.	Check the Appropriate Box if a Member of a Group (a)☐ (b)☐

3.	Sec Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	8.	Shared Voting Power 6,500,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 17.5%

14.	Type of Reporting Person (See Instructions) CO

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1.	Names of Reporting Persons Mark Anthony Thomas

2.	Check the Appropriate Box if a Member of a Group (a)☐ (b)☐

3.	Sec Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
	8.	Shared Voting Power 6,500,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 17.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 49338Y105	Schedule 13D	Page 4 of 9

ITEM 1.SECURITY AND ISSUER

This Schedule 13D relates to shares of common stock, par value $0.0001 per share (“Common Stock”), of KeyStar Corp., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 8400 W. Sunset Rd., Suite 300, Las Vegas, Nevada 89113.

ITEM 2.IDENTITY AND BACKGROUND

This Schedule 13D is being filed jointly on behalf of ZenSports, Inc. (“ZenSports”) and Mark Anthony Thomas (collectively, the “Reporting Persons”).

ZenSports, Inc. is a Delaware corporation. The principal business address of ZenSports is 78 SW 7th Street, Suite 800, Miami, Florida 33130.

Mr. Thomas is a citizen of the United States. The business address of Mr. Thomas is 78 SW 7th Street, Suite 800, Miami, Florida 33130. Mr. Thomas’ principal occupation is serving as Chief Executive Officer and sole director of ZenSports and as the Chief Product Officer of the Issuer.

During the last five years, neither of the Reporting Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 26, 2022, the Issuer completed the previously announced Transaction (as defined below) pursuant to the Asset Purchase Agreement dated as of August 26, 2022 (the “Purchase Agreement”) by and between the Issuer, ZenSports, Mark Thomas, Etan Mizrahi-Shalom, Adil Sher and John Dulay, pursuant to which the Issuer acquired certain of the assets of ZenSports (the “Transaction”). The shares of Common Stock described in this Schedule 13D were issued by the Issuer to ZenSports as consideration in the Transaction.

ITEM 4.PURPOSE OF TRANSACTION

All of the shares of Common Stock that are held of record by ZenSports and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in each case in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of the Issuer or other third parties regarding such matters.

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ITEM 5.INTEREST IN SECURITIES OF THE ISSUER

(a) & (b) Information in Rows 7 to 13 of the respective cover pages of the individual Reporting Persons are incorporated into this Item 5 by reference. The aggregate beneficial ownership of the Common Stock by the Reporting Persons is as follows:

Sole Voting Power	0
Shared Voting Power	6,500,000
Sole Dispositive Power	0
Shared Dispositive Power	6,500,000

The Reporting Persons’ aggregate percentage beneficial ownership of the total amount of Common Stock outstanding is 17.5%, based on 37,050,000 shares of Common Stock outstanding, as reported in the Company’s Current Report on Form 8-K filed on September 1, 2022. 650,000 shares of Common Stock are subject to forfeiture during the one-year period following the merger to satisfy claims arising as a result of ZenSport’s breach of any of its representations and warranties or covenants in the Purchase Agreement.

Mr. Thomas disclaims beneficial ownership of any shares of the Common stock owned of record by ZenSports, except to the extent of any pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Except as described above and in Items 4 and 6 of this Schedule 13D, which information is incorporated herein by reference, none of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D.

(d) & (e) Not applicable.

ITEM 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Asset Purchase Agreement

The Issuer entered into the Purchase Agreement with ZenSports, pursuant to which the Issuer acquired certain specified assets of ZenSports for an aggregate 6,500,000 shares of Common Stock, subject to the terms and conditions of the Purchase Agreement, including that 650,000 shares of Common Stock are subject to forfeiture during the one-year period following the merger to satisfy claims arising as a result of ZenSport’s breach of any of its representations and warranties or covenants in the Purchase Agreement. The Purchase Agreement also included a $481,054 cash payment to ZenSports upon the closing of the Transaction.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

Registration Rights Agreement

At the Closing, pursuant to the Purchase Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with ZenSports (together with any other party that may become a party to the Registration Rights Agreement, “Holders”). Pursuant to the Registration Rights Agreement, among other things, and on the terms and subject to certain limitations set forth therein, the Company is obligated to use its reasonable best efforts to prepare and file on the six-month anniversary of the Issuer’s Common Stock becoming listed on a Qualified Exchange (as defined in the Registration Rights Agreement) a registration statement registering Common Stock held by Holders.

The Registration Rights Agreement also provides the Holders with certain customary piggyback registration rights.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to

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limit the number of shares to be included in a registration or offering and the Company’s right to delay or withdraw a registration statement under certain circumstances.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit B and is incorporated herein by reference.

ITEM 7.MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
Exhibit A

Asset Purchase Agreement, dated August 26, 2022, by and between the Company, ZenSports, Inc., Mark Thomas, Etan Mizrahi-Shalom, Adil Sher and John Dulay (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 1, 2022)

Exhibit B

Registration Rights Agreement, dated August 26, 2022, by and between the Company, ZenSports, Inc. and Additional Holders (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 1, 2022)

Exhibit C	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2022

ZENSPORTS, INC.

By: /s/ Mark Anthony Thomas

Name: Mark Anthony Thomas

Title: Chief Executive Officer

/s/ Mark Anthony Thomas

Mark Anthony Thomas

EXHIBIT C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of them of the Statement on Schedule 13D and any and all further amendments thereto, with respect to the securities of the above referenced issuer, and that this Agreement be included as an Exhibit to such filing. This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of September 6, 2022.

[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, the undersigned have caused this Joint Filing Agreement to be duly executed and delivered as of the date first written above.

ZENSPORTS, INC.

By: /s/ Mark Anthony Thomas

Name: Mark Anthony Thomas

Title: Chief Executive Officer

/s/ Mark Anthony Thomas

Mark Anthony Thomas